UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period ---------- to --------------

  Commission File Number 1-11750

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AEROSONIC CORPORATION 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

Aerosonic Corporation 401(k) Plan

Table of Contents

Page(s)
Report of Independent Registered Certified Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2005	5

Notes to Financial Statements	6-11

Supplemental Schedules*

Schedule I - Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005	12
Schedule II – Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions Year Ended December 31, 2005	13

*      All other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	14

Exhibits

23 Consent of Tedder, James, Worden & Associates, P.A.	15

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants of the

Aerosonic Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Aerosonic Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2005 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

June 26, 2006

AEROSONIC CORPORATION

401(k) PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Aerosonic Corporation common stock	$ 197,775	$ 202,810
Registered investment companies	5,148,113	4,208,665
Money market funds	604,639	564,409
Participant loans	164,590	140,762
Total investments	6,115,117	5,116,646
Receivables:
Employer’s contributions	-	216,828
Participants’ contributions	-	54,795
Total receivables	-	271,623
Net assets available for plan benefits	$6,115,117	$ 5,388,269

The accompanying notes are an integral part of these financial statements.

AEROSONIC CORPORATION

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 138,750
Net appreciation in fair value of investments	211,088
Total investment income	349,838

Contributions:
Employers	216,382
Participants’	509,439
Total contributions	725,821
Total additions	1,075,659

Deductions from net assets attributed to:
Benefits paid to participants	(348,811)
Net increase	726,848

Net assets available for plan benefits:
Beginning of year	5,388,269
End of year	$6,115,117

The accompanying notes are an integral part of these financial statements.

Aerosonic Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.  Plan Description

The following description of the Aerosonic Corporation 401(k) Plan (the "Plan") provides only general information. Participants of the Plan should refer to the Plan Agreement for a more complete description of the Plan.

General

The Plan is a defined contribution plan that covers the eligible employees of Aerosonic Corporation (the "Company") by allowing them a system of savings and salary deferral and by providing discretionary employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan was established on February 1, 1993, and has been amended from time to time thereafter.

Eligibility

Employees become eligible to participate in the Plan beginning on January 1, April 1, July 1, or October 1, immediately following completion of three months of service and attaining age 21.

Contributions

Plan participants may voluntarily contribute, on a pre-tax basis, up to a maximum of 100% of their annual eligible compensation (up to the IRS maximum allowable amount) to the Plan. Participants also may rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are held in trust and invested by the Plan’s trustee in accordance with the options elected by the participants (i.e all investments are participant-directed).  The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service was $14,000 and $13,000 for 2005 and 2004, respectively.

The Company may contribute, in cash or Company common stock, an amount equal to 100% of the employee's participation up to a maximum percentage (currently 3%) of eligible compensation. The Company contributes a percentage, as determined by the Board of Directors annually, of total eligible employee compensation (based upon calendar year earnings) to the Plan which amounted to approximately $216,000 for the year ended December 31, 2005.

Participant Accounts

Each participant's account is credited with the participant's contributions, their pro rata share of Company matching and additional discretionary contributions, and an allocation of Plan earnings or losses including market value adjustments on Plan investments. Company contributions are allocated to a participant's account based upon a combination of the participant's annual compensation and years of service, as described in the Plan document. Plan earnings (losses) are allocated to a participant's account based on the participant's account balance as a percent of total invested assets in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  During 2005, the Company did not make any discretionary contributions to the Plan.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings and losses thereon.  Participants become vested in employer matching and additional discretionary contributions (and earnings or losses thereon) according to the following schedule:

Years of Service	Vesting Percentage
less than 2	0%
2 but less than 3	33%
3 but less than 4	67%
4 or more	100%

Participants become fully vested upon death, disability, attainment of normal retirement age, or upon termination of the Plan.

Distribution of Participant Accounts

Distributions of a participant's account are made upon retirement from the Company at age 65, in cases of financial hardship, termination from service with the Company, death, or disability. Participants still employed who have reached the age of 59½ and are 100% vested are eligible for one distribution per calendar year. Distributions are made in a single lump-sum payment, in whole shares of Company stock, or in cash, or partially in Company stock or partially in cash, as determined by the Plan Administrator and based upon the relative proportion in which the participant’s account balance under the Plan consisted of stock or cash.

The Plan allows participants that are less than age 70½ to defer benefit payments until they cease employment.

Forfeitures of Accounts

Forfeitures of participant’s non-vested balances are used to reduce employer contributions. During 2005 and 2004, forfeitures of $12,973 and $4,154, respectively, were used to reduce the employer’s contributions.

Participants’ Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Loans, which are collateralized by the balance in the participant's account, bear interest at rates based upon the prime interest rate as published in the Wall Street Journal on the first business day of the month when the loan is drawn plus 1%, which range from 5% to 10.5% per annum at December 31, 2005.  All loans are repaid through salary reductions within a period of five years, except loans to acquire the participant's principal residence, for which the term of the loan may be up to ten years.  Each loan is documented in the form of a promissory note signed by the participant and collateralized by this pledge on the participant’s account balance.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for benefits paid, which are recorded when paid, in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The value of investments is determined using quoted market prices from national exchanges, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the amount of unpaid principal, which approximates fair value. The value of Aerosonic Corporation common stock is determined using the quoted market price from the American Stock Exchange at year end.  Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of investments are recorded on a trade date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at December 31, 2005 or 2004.

Administrative Expenses

The Plan provides that the Company may pay all or part of the administrative expenses of the Plan or administrative expenses can be charged against investment earnings before allocation to the participant accounts. All administrative expenses were paid by the Company for the benefit of the Plan and therefore are not reflected in the accompanying financial statements.

3.  Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31:

	2005	2004

Dreyfus Premier S&P Stars Fund	$1,287,478	$1,042,733
The George Putnam Fund of Boston	994,441	865,306
Putnam New Opportunities Fund	990,803	751,472
Putnam Global Equity Fund	666,003	483,170
Dreyfus Premier Intrinsic Value Portfolio Fund	636,700	534,195
Putnam Money Market Fund	604,639	564,409
Putnam U.S. Government Income Trust	572,688	531,789

The Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year), increased in value by $211,088 during the year ended December 31, 2005, as follows:

Registered investment companies	$ 196,297
Aerosonic Corporation common stock	14,791
$ 211,088

4.  Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 19, 1994, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. The Plan was amended and restated effective January 1, 2001 to incorporate changes required under the IRS "GUST" provisions. The Company received a favorable determination letter from the Internal Revenue Service dated August 1, 2002. Accordingly, no provision for income taxes has been included in the accompanying financial statements.  The Plan was also amended and restated effective January 1, 2003 to comply with final regulations issued under IRS Code Section 401(a)(9)  regarding required minimum distributions.

5.  Plan Amendment and Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  All such vested interests shall be non-forfeitable.

6.  Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Management maintains the Plan's investments with what management believes to be high credit quality financial institutions and attempts to limit the amount of credit exposure to any particular investment.

7.  Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company serves as the plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

8.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$ 6,115,117	$ 5,388,269

Less contributions receivable:
Participants’	-	(54,795)
Employer's	-	(216,828)
Net assets available for benefits per the Form 5500	$ 6,115,117	$ 5,116,646

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:

Contributions per the financial statements	$ 725,821
Add 2004 contributions receivable:
Participants’	54,795
Employer's	216,828
Contributions per the Form 5500	$ 997,444

Contributions per the Form 5500 represent all contributions received as of December 31, 2005.  The receivable balances reflect payments due but not yet paid to the trustee as of December 31, 2004.

Net increase in net assets available for benefits per the financial statements	$ 726,848
Plus 2004 contributions receivable:
Participants’	54,795
Employer’s	216,828
Net income per the Form 5500	$ 998,471

9.  Prohibited Transactions

During 2005, the Plan sponsor inadvertently failed to deposit approximately $2,700 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file a Form 5330 and pay all applicable excise taxes. The excise tax payments will be made from the Plan sponsor's assets and not from assets of the Plan.

Schedule 1

AEROSONIC CORPORATION

401(k) PLAN

Schedule of Assets Held for Investment Purposes at End of Year

as of December 31, 2005

EIN #74-1668471

Plan #002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value

	Dreyfus Corporation	Dreyfus Premier S&P Stars Fund	**	$ 1,287,478
*	Putnam Investments	The George Putnam Fund of Boston	**	994,441
*	Putnam Investments	Putnam New Opportunities Fund	**	990,803
*	Putnam Investments	Putnam Global Equity Fund	**	666,003
	Dreyfus Corporation	Putnam Intrinsic Value Portfolio Fund	**	636,700
*	Putnam Investments	Putnam Money Market Fund	**	604,639
*	Putnam Investments	Putnam U.S. Government Income Trust	**	572,688
*	Aerosonic Corporation Common Stock	Equity Securities of Aerosonic Corporation	$ 416,016	197,775
*	Participant Loans	Various maturities ranging from March 2006 to July 2014 (interest rates from 5.0% to 10.5%)	**	164,590
			$ 416,016	$ 6,115,117

*   Party-in-interest

** Historical cost is not required as investments are participant-directed

Schedule 2

AEROSONIC CORPORATION

401(k) PLAN

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN #74-1668471

Plan #002

Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$2,700	$2,700

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Aerosonic Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Aerosonic Corporation 401(k) Plan

By:  /s/  Gary E. Colbert

Executive Vice President and Chief Financial Officer,

Secretary and Treasurer of Aerosonic Corporation and

Agent for Service of Legal Process of the 401(k) Plan

July 12, 2006

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-59064) of Aerosonic Corporation of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Aerosonic Corporation 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedules as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Aerosonic Corporation 401(k) Plan.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

July 12, 2006